EXHIBIT 2


                         JQH Shareholders for Fair Play
                             c/o James M. Clark, Jr.
                                    9th Floor
                                 350 Park Avenue
                               New York, NY 10022


October 26, 2004



BY FACSIMILE AND U.S. MAIL

Special Committee of Independent Directors of John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway
Suite 900
Springfield, MO 65806


Ladies and Gentlemen:

         The undersigned compose the JQH Shareholders for Fair Play of John Q. Hammons Hotels, Inc. (the "Company"). We own for our own accounts and on behalf of certain clients an aggregate of approximately nineteen percent of the Company's outstanding Class A Common Stock.

         We are concerned that the price and terms of Barcelo Crestline's proposed cash merger with the Company is inadequate and below fair value and would like to meet with you to discuss the value being offered and other issues related to the transaction. Specifically, among other items, we would like to better understand the apparent different terms being offered to Mr. Hammons, the Company's largest stockholder.

         Please contact our counsel, Gerald A. Eppner, Esq., of the law firm Cadwalader, Wickersham & Taft LLP, at 212-504-6286 at your earliest convenience to arrange a meeting with members of JQH Shareholders for Fair Play.

Very truly yours,

JQH Shareholders for Fair Play


James M. Clark, Jr.
on behalf of himself and his spouse

/s/ James M. Clark, Jr.
--------------------------------------


R. Scott Asen
on behalf of himself and certain clients

/s/ R. Scott Asen
-----------------------------


Gifford Combs
on behalf of certain clients

/s/ Gifford Combs
--------------------------------------